[COMPANY LETTTERHEAD]

June 13, 2012

VIA EDGAR AND EMAIL

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Watson Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 16, 2012

File No. 001-13305

Dear Mr. Rosenberg:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated May 30, 2012. For your convenience, the Staff’s comments precede our response.

Comment 1

Item 1. Business, page 3

1.	We note your response to Comment 1 and the disclosure provided in your Form 10-Q regarding your agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Pfizer, Inc. in relation to marketing authorized generic versions of Concerta and Lipitor. Please revise your disclosure to provide the following information:

Regarding your agreement with Pfizer:

•	Disclose that you are obligated to make additional payments to Pfizer to the extent that a percentage of net sales exceed the aggregate supply price for Lipitor; and

•	Disclose that Pfizer is obligated to make payments to you to the extent that the aggregate supply price for Lipitor is in excess of a percentage of net sales.

Regarding your agreement with Ortho-McNeil-Janssen:

Jim B. Rosenberg

June 13, 2012

•	Disclose the percentage range of royalties on net sales of Concerta that must be paid to Ortho-McNeil-Janssen over the course of your agreement.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company will add the following disclosure regarding the material terms of the Pfizer and OMJPI contracts in “Note 1 – General” to Notes To Condensed Consolidated Financial Statements of the 2012 Second Quarter 10-Q. New language is indicated in underline.

“Global Generics Business Development”

Watson has entered into exclusive agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (“OMJPI”) and Pfizer, Inc. (“Pfizer”), to market the authorized generic version of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), respectively. Under the terms of the agreements, OMJPI and Pfizer supply Watson with product. Watson launched its authorized generic of Concerta® and Lipitor® on May 1, 2011 and November 30, 2011, respectively.

Under the terms of its agreement with OMJPI, Watson pays a royalty to OMJPI based on the gross profit of product revenues as defined in the agreements. Our share of the gross profit on sales of methylphenidate ER increases each quarter through the middle of 2012. Thereafter, our share of gross profit on sales of methylphenidate ER will further increase if a third party competitor launches a competing bioequivalent product. Under the terms of its agreement with Pfizer, Watson is obligated to make additional payments to Pfizer to the extent that a percentage of net sales exceeds the aggregate supply price for the authorized generic of Lipitor®. In addition, Pfizer is obligated to make payments to Watson to the extent that the aggregate supply price for the authorized generic of Lipitor® is in excess of a percentage of sales.

The agreements with OMJPI and Pfizer expire on December 31, 2014 and November 30, 2016, respectively, and are subject to normal and customary early termination provisions.

In accordance with the acquisition agreement of the Arrow Group on December 2, 2009, the Arrow Group selling shareholders have the right to receive certain contingent payments based on the after-tax gross profits, as defined by the agreement, on sales of atorvastatin within the U.S. (the “Territory”) from product launch date up to and including May 31, 2013 (the “Contingent Payment Period”). The determination of contingent payment amounts is dependent upon the existence of generic competition within the Territory and after-tax gross profits earned, as defined in the acquisition agreement. Should there be no competing generic product launched in the Territory during the Contingent Payment Period, payment of contingent consideration will be calculated as 50% of the after-tax gross profits, as defined in the acquisition agreement. Should there be a competing product to atorvastatin launched in the Territory during the Contingent Payment Period, the contingent consideration will be calculated as either 85%

Jim B. Rosenberg

June 13, 2012

of the after-tax gross profits or 15% of the after-tax gross profits, as defined in the acquisition agreement, with total contingent payments being limited to $250.0 million during the Contingent Payment Period.”

With respect to the Company’s agreement with Ortho-McNeil-Janssen for the authorized generic version of Concerta®, the Company believes that the specific royalty rate and range is confidential and sensitive information, and disclosing the specific royalty rate and range could adversely affect our ability to negotiate similar arrangements in the future. In this regard, the Company filed a Confidential Treatment Request with respect to redacted portions of the agreement on May 3, 2012.

Comment 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2011 Compared to 2010, page 48

2.	In your response to prior comment 2 you indicate that your accounting information systems do not have the capability of tracking global price versus volume changes. Please explain to us how you can conclude that your disclosure controls and procedures were effective at December 31, 2011 if you cannot compile and disclose the information required by Item 303(a)(3)(iii) of Regulation S-K.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company believes its disclosure controls and procedures were effective at December 31, 2011 and that its disclosure on page 48 of the Form 10-K appropriately disclosed the material increases in net sales or revenue in accordance with Item 303(a)(3)(iii) of Regulation S-K. To clarify our May 4, 2012 response, our global information systems have the capability to track price and volume variances at a product and/or market level. However, we do not have the ability to easily aggregate such information globally by segment. As noted in our May 4, 2012 letter, the Company marketed approximately 160 generic pharmaceutical product families and approximately 30 brand pharmaceutical product families in the United States and a significant number of product families internationally through our Global Generics and Global Brands Divisions, respectively, and distributes approximately 9,960 stock-keeping units (SKUs) through our Distribution Division. In the generic pharmaceutical industry, each product has its own intensely competitive market. Accordingly, we do not believe that aggregating price and volume information across all of our products and geographies provides meaningful information to our investors and is not how management manages the business. We respectfully submit that such aggregate information is not appropriate disclosure under Item 303(a)(3)(iii) of Regulation S-K.

Instead, when the Company discloses material increases in revenues, we disclose the extent to which those increases are attributable to price or volume changes on a product-by-product and/or a market-by-market basis, or are attributable to the introduction of new products. This is how management reviews business performance, and we believe that this is the information that is most useful for our investors. We respectfully submit that this approach fully complies with our disclosure obligations under Item 303(a)(3)(iii) of Regulation S-K.

The Company proposes the following revised disclosure (based on the disclosure contained in its March 31, 2012 Form 10-Q at page 28) as an example of the disclosures to be included in future Form 10-Q filings. New language is indicated by underline.

Jim B. Rosenberg

June 13, 2012

Net revenues within our Global Generics segment increased 86.0% or $516.0 million to $1,116.1 million for the three months ended March 31, 2012 compared to net revenues of $600.1 million in the prior year period. The increase in net revenues was primarily due to sales volume of the authorized generic versions of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), ($479.6 million) which we launched in May 2011 and November 2011, respectively, higher international revenues ($62.0 million) primarily as a result of sales volume from our Ascent and Specifar acquisitions in January 2012 and May 2011, respectively, and sales volume related to a number of product launches in certain key markets. These increases were partially offset by lower sales, primarily pricing changes of extended release products ($38.2 million) and lower other revenue ($7.0 million) primarily due to the inclusion of revenues from a one-time settlement in the prior year period.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call me at 862-261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce

Chief Financial Officer – Global